Exhibit 99.17

NEWS RELEASE	December 19, 2005

ACCLAIM AND STARPOINT ANNOUNCE APPROVAL OF PLAN OF
ARRANGEMENT, RESULTS OF SPECIAL MEETING AND TERMS OF
DEBENTURES

CALGARY, ALBERTA (AE.UN; SPN.UN – TSX) – Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) are pleased to announce that they have received the approvals of their unitholders and exchangeable shareholders at the special meetings held on Monday, December 19, 2005 to the previously announced merger of Acclaim and StarPoint.

Approximately 41 percent of the combined issued and outstanding units and exchangeable shares of Acclaim and StarPoint were voted in person or by proxy at the meetings.

The Plan of Arrangement was approved by over 98 percent of the votes cast at each of the meetings. The Canetic unit award incentive plan, the Canetic employee unit ownership plan, the TriStar stock option plan and the private placement of TriStar common shares and performance shares were also approved.

The arrangement has also received the approval of the Court of Queen’s Bench of Alberta and it is expected that the merger between Acclaim and StarPoint and the formation of TriStar Oil & Gas Ltd. will be completed on January 5, 2006. It is currently expected that the units and debentures of Acclaim and StarPoint will be delisted from the TSX on Friday, January 6, 2006 and that both Canetic Resources Trust and TriStar Oil & Gas Ltd. will begin trading on the TSX on Monday, January 9, 2006. Canetic Resources Trust and TriStar Oil & Gas Ltd. have reserved the symbols, CNE.UN for the Canetic trust units and TOG and TOG.WT for the TriStar common shares and arrangement warrants.

Holders of Acclaim and StarPoint debentures who convert their debentures prior to the closing date of the arrangement will receive the same consideration of Canetic units, TriStar common shares and warrants to be received by Acclaim and StarPoint unitholders under the arrangement based upon the number of Acclaim or StarPoint units issued upon such conversion.

Canetic Resources Trust will be assuming the listing of all outstanding Acclaim and StarPoint listed debentures after the arrangement is completed. These debentures are expected to commence trading on the TSX on or about Monday, January 9, 2006 under the symbols “CNE.DB.A”, “CNE.DB.B”, “CNE.DB.C” and “CNE.DB.D” respectively. After the arrangement is completed, holders of the Acclaim debentures will be entitled to receive Canetic trust units instead of Acclaim units, on the basis of 0.8333 of a Canetic trust unit in lieu of each Acclaim unit which it was previously entitled to receive on conversion and holders of the StarPoint debentures will be entitled to receive Canetic trust units instead of StarPoint units, on the basis of 1.000 Canetic trust unit in lieu of each StarPoint unit which it was previously entitled to receive on conversion. In addition, the conversion price of these debentures will change as a result of the merger and the convertible debentures will be convertible into Canetic trust units at the following conversion prices:

Acclaim Debentures:

New Conversion Price = Current Conversion Price x

(the total number of Acclaim Units outstanding on the closing date multiplied by the Current Market Price per Acclaim Unit) – (fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed)

the total number of Acclaim Units outstanding on the closing date multiplied by the Current Market Price per Acclaim Unit

The conversion price arrived at above will then be further adjusted to give effect to the exchange ratio under the Arrangement by dividing that conversion price by 0.8333.

StarPoint Debentures:

New Conversion Price = Current Conversion Price x

(the total number of StarPoint Units outstanding on the closing date multiplied by the Current Market Price per StarPoint Unit) – (fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed)

the total number of StarPoint Units outstanding on the closing date multiplied by the Current Market Price per StarPoint Unit

For purposes of calculating the conversion price adjustments, the “Current Market Price” means the weighted average price per Acclaim unit or StarPoint unit, as the case may be, for 20 consecutive trading days ending on the fifth trading day preceding the closing date of the Arrangement on the TSX.

In addition, and subject to the approval of the trustee under the applicable debenture indenture, the boards of directors of Acclaim and StarPoint have determined that in accordance with the terms of the debentures that the “fair market value of the TriStar Common Shares and TriStar Arrangement Warrants distributed” will be equal to $2.75 until the close of business on the fifth trading day of the TriStar Common Shares on the TSX and thereafter it will be equal to the weighted average price per TriStar Common Share for that first 5-day trading period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:	StarPoint:
J. Paul Charron	Paul Colborne
President and Chief Executive Officer	President and Chief Executive Officer
(403) 539-6300	(403) 268-7800

Or:

Kerklan (Kerk)	Hilton Brett Herman
Director, Investor Relations	Vice President, Finance and CFO
(403) 539-6343	(403) 268-7800

info@acclaimtrust.com	info@spnenergy.com
www.acclaimtrust.com	www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust

(“Canetic”) and TriStar Oil & Gas (“TriStar”) and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger and formation of TriStar, and the listing of the securities of the Canetic and TriStar on stock exchanges, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or StarPoint’s website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic or TriStar undertakes any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.